[LETTERHEAD]

April 17, 2008

Blair F. Petrillo, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Future Now Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 8, 2008
File No. 333-148391

Dear Ms. Petrillo:

We are counsel to Future Now Group Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission Staff’s (the “Staff”) comments dated April 10, 2008, relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Security Ownership of Certain Beneficial Owners and Manners, page 13

1.
Please revise the beneficial ownership table to reflect the ownership of Professional Offshore Opportunity Fund, Ltd. and Professional Traders Fund, LLC or advise us as to why disclosure of such ownership is not required.

The Company has revised the beneficial ownership table to reflect Professional Offshore Opportunity Fund, Ltd.’s share ownership. The Company has included the share ownership of Professional Traders Fund, LLC (“PTF”) in footnote number five at page 16. The Company did not include PTF in the beneficial ownership table because, as of April 14, 2008, PTF did not own more than 5% of the Company’s outstanding shares of common stock, nor did it have the right to acquire more than 5% of the Company’s shares of common stock within 60 days from April 14, 2008.

Description of Securities, page 14

2.
We note your response to prior comment one from our letter dated March 25, 2008. In order to clarify the disclosure, please disclose in the first paragraph on page 14 the number of warrants to purchase common stock that are currently outstanding. In the fourth paragraph on page 14, you indicate that the exercise price for the warrants issued in connection with the bridge convertible notes is $0.08 per share, yet in the fifth paragraph, you indicate that the exercise price for the warrants is $0.35 per share. Please advise or revise. In addition, we note that the numbers of warrants and the exercise price differs significantly from the disclosure in pre-effective amendment 1 to the registration statement. Please advise us as to the reason for the change.

Blair F. Petrillo
United States Securities and Exchange Commission
April 17, 2008

The Company has revised its disclosure commencing at page 16. Please note that the reference to $0.08 per share relates to the exercise price of the warrants that were issued in connection with the notes, and the reference to $0.35 per share relates to the conversion price of the notes. Please note further that the discrepancy in the number of warrants and the exercise price between the Company’s pre-effective amendment number two and pre-effective amendment number one was caused by the Company’s revision, at the Staff’s request, of its disclosure to reflect the number of warrants and the exercise price after the reverse 9.25-to-1 share exchange.

3.	In the description of the registration rights agreement on page 15, please disclose when the registration rights expire.

The Company has added the requested disclosure at page 17.

4.
In the third paragraph on page 15, please clarify, if true, that 1,100,000 of the warrants were exercised as opposed to converted, and disclose the exercise price. Because this is the first time it is mentioned, please briefly disclose that the reverse stock split was a 12:1 stock split and the date on which it occurred, In addition, please clarify whether the holders of the remaining 888,000 warrants received 1,776,000 warrants in addition to or in replacement for the warrants held. Also, please disclose whether the exercise price was adjusted.

The Company has added the requested disclosure commencing at page 18. Please note that the number of warrants which were exercised was 1,110,000, not 1,100,000 as previously disclosed, and the text has been revised accordingly.

Please note further that the reference to the “stock split” was a clerical error and has been revised to read “reverse merger.”

Description of Business, page 17

5.
We note your response to prior comment three from our letter dated March 25, 2008. However, we re-issue the comment to the extent it requested disclosure of how the share exchange with Future Now Inc. was developed.

The Company has added the requested disclosure at page 20.

Stock Option Plan, page 37

6.	Please disclose how many options to purchase common stock are currently outstanding as well as the weighted average exercise price for such options.

The Company has added the requested disclosure at page 43.

Blair F. Petrillo
United States Securities and Exchange Commission
April 17, 2008

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kristin J. Angelino, Esq.

Kristin J. Angelino, Esq.